June 7, 2017

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-32559 and 333-177186

Dear Ms. Monick:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated May 24, 2017 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff comment as stated in your letter.

Form 10-K for fiscal year ended December 31, 2016

General

1.	We note you have an equity interest in Ernest. Please clarify for us if you determined that Ernest is a related party and tell us how you made that determination. To the extent you determined that Ernest is a related party, please tell us how you have complied with the financial statement presentation requirements of Item 4-08(k) of Regulation S-X and the disclosure requirements of ASC 850-10-50.

We have determined that Ernest is a related party based on the scope the definition of related parties in ASC 850-10-20, which includes “entities for which investments in their equity securities would be required, absent the election of the fair value option method, to be

Ms. Jennifer Monick

Securities and Exchange Commission

accounted for by the equity method”. As previously disclosed, on February 29, 2012, we made loans to and acquired assets from Ernest in a transaction that included an equity contribution of $3.3 million, which we account for under the fair value option method but absent this election would be required to apply the equity method of accounting.

We acknowledge the Staff’s comment, as well as the requirements of Rule 4-08(k) of Regulation S-X, and respectfully submit that our comprehensive footnote disclosures are sufficiently informative and comply with the spirit of such reporting requirements. For instance, from a balance sheet perspective, we disclose our equity investment and mortgage and other loans due from Ernest in Note 10 (page 116) of our consolidated financial statements included in our Form 10-K. There are no other material receivables due from or payables due to Ernest. From an income statement perspective, we disclose our revenue from Ernest as part of our Concentration of Credit Risks disclosure in Note 3 (page 100) of our consolidated financial statements in our Form 10-K. There are no other material income statement components related to Ernest. From a cash flow perspective, we provide all material investing activities related to Ernest in Note 3 (beginning on page 90) of our consolidated financials in our Form 10-K. Furthermore, we provide the total amount of revenue (from lease and loans) we earned from entities in which we have an equity interest (regardless of whether we account for them under the equity method, cost method, etc.) in the Related Party Transactions disclosure in Note 3 (page 101) of our consolidated financial statements in our Form 10-K.

We believe that presenting separate captions for related party transactions on each of the rent billed, straight-line rent, income from direct financing leases, and interest and fee income line items on the consolidated statements of income would not materially enhance our existing disclosure as total revenue from Ernest for the year ended December 31, 2016, was less than 13% of our total revenue for the same period. We also believe the same is true for our balance sheet, as the balance sheet components related to Ernest represent less than 4% of our total assets at December 31, 2016. After giving consideration to the magnitude and nature of the Ernest transactions relative to the Company as a whole, we respectfully submit separate identification of individual transactions on the face of the financial statements may in fact obscure the disclosure with excess detail that is not material to an investor’s understanding of our financial statements. We note a similar diversity in practice with respect to the application of the requirements of Rule 4-08(k) of Regulation S-X as they relate to the statements of income among many companies in our peer group, as well as other companies in our industry.

Note 2. Summary of Significant Accounting Policies

Investments in Unconsolidated Entities, page 82

2.	We note your $50 million investment in Steward during 2016 and we note your 5.1% investment in MEDIAN in 2014. We further note that you record your investments in Steward and MEDIAN using the cost method. Please tell us how you determined you do not have significant influence over Steward and MEDIAN. Please refer to ASC 323-970-25-6, ASC 323-30-S99-1, and ASC 323-30-35-3.

Ms. Jennifer Monick

Securities and Exchange Commission

Our equity investments in each of Steward and MEDIAN represent 4.9% and 5.1%, respectively, of the total outstanding equity interests in these companies. Both entities are limited liability companies that act as corporations, not partnerships, for federal tax purposes. Specific ownership accounts for each investor in these entities are not maintained. Thus, we do not believe ASC 970-323-25-6, 323-30-S99-1 nor 323-30-35-3 are applicable. However, we did review ASC 323 from the perspective of a corporation along with ASC 325 in determining whether our investment in these entities should be accounted for under the equity method or cost method. Based on such guidance, we believe the cost method is appropriate because 1) our equity investments do not provide us control over the investees, 2) our equity investments do not provide us with the ability to exercise significant influence over the investees, and 3) the investees do not have readily determinable fair values.

With regards to how we determined that our equity investment does not provide us the ability to exercise significant influence over either Steward or MEDIAN, we looked to the guidance in ASC 323-10-15-6 and 8. Pursuant to ASC 323-10-15-8, an investment of less than 20% in the voting stock of an investee leads to a presumption that the investor does not have the ability to exercise significant influence unless such ability can be demonstrated. Our investments of approximately 5% are obviously much lower than this 20% level. In addition, we reviewed the factors set forth in ASC 323-10-15-6 and concluded that none of them apply in a manner that would amount to demonstrating that we exert “significant influence” over either Steward or MEDIAN. For example, we do not have any representation on the boards of these entities, nor do we participate, or have the right to participate, in any policy-making processes. Likewise, there is no interchange of managerial personnel or technological dependency. While we have “intra-entity transactions” with each of Steward and MEDIAN, such transactions are governed by fixed, long-term leases and/or mortgage loan agreements that are similar in nature to those that we transact with companies in which we do not have an equity stake. In addition, these long-term agreements are not subject to change. Thus, we cannot use these agreements to exert “significant influence” over either Steward or MEDIAN.

Our lack of significant influence over either Steward or MEDIAN is highlighted by the fact that each of these entities is controlled by a third-party majority owner in which we do not have any investment and over which we do not have any influence or control.

Schedule III, page 134

3.	We note your 2016 reconciliation of real estate assets. Please clarify for us the nature of the $173 million other changes in your reconciliation.

The $173 million of other changes in our 2016 reconciliation of real estate assets primarily represents a lease classification change in four facilities acquired in 2015 for approximately $225 million and leased to RCCH Healthcare Partners, partially offset by an approximately $52 million impact from foreign currency fluctuations and purchase price allocation adjustments. As described on page 96 of our Form 10-K, these four facilities were originally classified as direct financing leases in 2015 but were reclassified to operating leases in 2016 when the related master lease was

Ms. Jennifer Monick

Securities and Exchange Commission

amended. We specifically exclude facilities classified as direct financing leases in Schedule III but include facilities classified as operating leases. Although these were new assets for Schedule III in 2016, we reported them on the “Other” line item of the 2016 reconciliation since there were no cash expenditures related to these transactions in 2016.

Form 8-K filed February 9, 2017

Exhibit 99.1

4.	Please revise future press releases to ensure that you do not provide undo prominence to non-GAAP measures. For instance, we note that you discuss Normalized FFO per diluted share and Normalized FFO on pages 1 and 2. However, there is no discussion of actual GAAP revenues or earnings until page 3. You may refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We respectfully acknowledge the Staff’s comment. In future press releases, we will present the most directly comparable GAAP measure with equal or greater prominence than any presented non-GAAP measure as discussed in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

5.	Please revise future press releases to describe the nature of “pro forma total gross assets” and the amounts used to derive the financial measure.

We respectfully acknowledge the Staff’s comment. In future press releases, we will describe the nature of “pro forma total gross assets” and the amounts used to derive the financial measure.

Exhibit 99.2

6.	Please revise to properly label pro forma net debt / annualized EBITDA as pro forma net debt / annualized adjusted EBITDA in both this exhibit and in exhibit 99.1. In addition, please revise to include disclosure to clarify that your adjusted EBITDA measure is a non-GAAP measure and to include a statement disclosing why this measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

We respectfully acknowledge the Staff’s comment. In future press releases and presentations, we will label the aforementioned schedule in exhibits 99.1 and 99.2 as pro forma net debt / annualized adjusted EBITDA and include a disclosure to clarify that our adjusted EBITDA measure is a non-GAAP measure. We will also include a statement disclosing why this measure provides useful information to investors. Such disclosure will be similar to the following:

Investors and analysts following the real estate industry utilize net debt (debt less cash) to EBITDA (net income before interest expense, income taxes, depreciation and amortization) as a measurement of leverage that shows how many years it would take for us

Ms. Jennifer Monick

Securities and Exchange Commission

to pay back our debt, assuming net debt and EBITDA are held constant. The table above considers the pro forma effects on net debt and EBITDA from investments and capital transactions that were either completed during the period or disclosed as firm commitments, assuming such transactions were consummated/fully funded as of the beginning of the period. In addition, we show EBITDA adjusted to exclude stock compensation expense, gains or losses on real estate and other dispositions, debt refinancing charges, impairment charges, and acquisition expenses to derive Pro forma Annualized Adjusted EBITDA, which is a non-GAAP measure. We believe Pro forma Net Debt and Pro forma Annualized Adjusted EBITDA are useful to investors and analysts as they allow for a more current view of our credit quality and allow for the comparison of our credit strength between periods and to other real estate companies without the effect of items that by their nature are not comparable from period to period.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner

R. Steven Hamner

Executive Vice President and Chief Financial Officer

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